                                                                    EXHIBIT 20.1
                                                                    ------------

             [LOGO OF PYRAMID TECHNOLOGY CORPORATION APPEARS HERE]

                         PYRAMID TECHNOLOGY CORPORATION

                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about January 27, 1995 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on January 18, 1995 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by SNI AG to a majority of the seats on the Board of Directors of the Company. Promptly upon the acceptance for payment and payment by the Purchaser for Shares pursuant to the Offer of such number of shares that satisfies the Minimum Condition under the Merger Agreement, Purchaser shall be entitled to designate a number of directors to be elected to the Company's Board (the "Designees") proportional to Purchaser's ownership interest in the Company after giving effect to the acquisition of such Shares, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Company will also cause such Designees to constitute the same percentage of (i) each committee of the Board, (ii) each Board of Directors of each domestic Subsidiary and (iii) each committee of each such board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on January 27, 1995, Purchaser commenced the Offer. The Offer is scheduled to expire on February 24, 1995.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto and information incorporated herein by reference) concerning SNI AG, Purchaser and Designees has been furnished to the Company by SNI AG and Purchaser, and the Company assumes no responsibility for the accuracy of completeness of such information.

  The Common Stock, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of January 18, 1995, there were 15,628,591 shares of Common Stock outstanding.

GENERAL

  The Board of Directors of the Company currently consists of eight (8) members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                               BOARD OF DIRECTORS

BUYER DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition and from time to time thereafter, SNI AG is entitled to have its Designees hold a number of seats on the Company's Board proportional to Purchaser's ownership interest in the Company after giving effect to the acquisition of such Shares. Upon the purchase of such number of Shares pursuant to the Offer, the Company shall cause the Designees to be elected or appointed to the Board including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors.

  SNI AG has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I to Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. SNI AG has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of SNI AG is Otto-Hahn-Ring 6, 81739 Munich, Germany and the business address of the Purchaser is 1301 Avenue of the Americas, New York, New York 10019-6022.

  It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than February 24, 1995, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current directors of the Company, their ages as of January 27, 1995, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                                                                       DIRECTOR
         NAME          AGE            PRINCIPAL OCCUPATION              SINCE
         ----          ---            --------------------             --------
Richard H. Lussier....  57 Chief Executive Officer and Chairman of the   1986
                            Board of the Company
John S. Chen..........  39 President and Chief Operating Officer of      1993
                            the Company
Dr. Rudolf Bodo.......  64 Vice President and General Manager, Mid-      1994
                            Range Systems Unit, Siemens Nixdorf
                            Informationssysteme AG
Paul J. Chiapparone...  55 Senior Vice President, Electronic Data        1994
                            Systems Corporation
Donald E. Guinn.......  62 Chairman Emeritus, Pacific Telesis Group      1988
Jack L. Hancock.......  64 Retired executive, Pacific Bell               1994
Clarence W. Spangle...  69 Self-employed consultant                      1990
George D. Wells.......  59 President and Chief Executive Officer, Exar   1988
                            Corporation

  Except as set forth below, each of the directors has been engaged in his principal occupation described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

  Mr. Lussier joined the Company in November 1986 as President, Chief Executive Officer, and Chairman of the Board. He held the title of President of the Company until June 1993.

  Mr. Chen has been President of the Company since June 1993 and has been Chief Operating Officer of the Company since October 1992. Previously, he was the Company's Executive Vice President from August 1991 to September 1992. Prior to that, Mr. Chen held various management and executive positions with Unisys Corporation for twelve years, the last position being Vice President and General Manager of its Unix Systems Group, and prior to that Vice President and General Manager of its RISC Technology Platform Division.

  Dr. Bodo has been Vice President and General Manager, Mid-Range Systems Unit, SNI AG since April 1993. From October 1990 to March 1993, he was Vice President of the Systems Planning Department of SNI. From 1988 to 1990, Dr. Bodo was Vice President of Systems Planning of the Information Systems Division of SNI AG.

  Mr. Chiapparone is also a director of Electronic Data Systems Corporation.

  Mr. Guinn is also a director of Bank of America, N.T. & S.A., BankAmerica Corporation, Brunswick Corporation, The Dial Corp., Pacific Bell, Pacific Telesis Group and Pacific Mutual Life Insurance Co.

  Mr. Hancock was Executive Vice President of Pacific Bell from January 1989 to December 1993. He is also a director of 3Com Corporation, Whitaker Corporation and Union Bank.

  Mr. Spangle is also a director of Apertus Technology Inc. and Keytronics Inc.

  Mr. Wells has served as President and Chief Executive Officer, and as a director of Exar Corporation since June 1992. From April 1985 until June 1992, Mr. Wells was President, Chief Operating Officer and a director of LSI Logic Corporation. Mr. Wells is also a director of Micronics, Inc. and QLogic Corporation.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held a total of thirteen (13) meetings during fiscal 1994. The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

  The Audit Committee, which consisted of Donald E. Guinn, Clarence W. Spangle and George D. Wells, held a total of three (3) meetings during fiscal 1994. In fiscal 1994, the Audit Committee recommended engagement of the Company's independent auditors, reviewed the scope of the annual audit, considered comments made by the independent auditors with respect to accounting procedures and internal controls and the action or response by management and reviewed selected accounting procedures and controls of the Company.

  The Compensation Committee, which also consisted of directors Guinn, Spangle and Wells, held four (4) meetings during fiscal 1994. In fiscal 1994, this Committee reviewed and approved the Company's executive compensation policy and distributions to officers and key employees of the Company. If delegated by the Board, the Committee also makes recommendations to the Board with respect to, and administers, the Company's Amended 1982 Incentive Stock Option Plan, Executive Officers Nonstatutory Stock Option Plan and 1987 Employee Stock Purchase Plan.

  The Nominating Committee, which consisted of Messrs. Guinn, Spangle and Wells, held two (2) meetings during fiscal 1994. The Committee recommends candidates for election to the Board and selects director nominees for election. It also recommends changes in the size and composition of the Board. It is the Committee's practice to consider nominees recommended by stockholders. Stockholders who wish to submit names of prospective nominees for consideration by the Committee must do so in writing to the Secretary of the Company in accordance with the By-laws of the Company.

  During fiscal 1994, no director attended fewer than 75% of all such meetings of the Board of Directors and the committees upon which such director served.

DIRECTOR COMPENSATION

  Non-employee members of the Board of Directors are eligible to receive an annual retainer of $10,000, and fees of $1,000 per Board meeting attended and $750 per Committee meeting attended.

  In addition, non-employee directors participate in the Amended and Restated Directors' Option Plan (the "Director Plan"). Under the Director Plan, each new non-employee director is granted an initial option to purchase (i) 12,000 shares of Common Stock if he first becomes a new director by June 30, or (ii) 6,000 shares if he first becomes a director on or after July 1. Also, incumbent non-employee directors are entitled to receive automatic grants of options to purchase 6,000 shares of Common Stock on January 31 of each year. The exercise price of these options may not be less than the fair market value of the Common Stock on the date of such grants. Such options are exercisable cumulatively, to the extent of 1/4 of the option stock six months after the date of grant and, thereafter, as to 1/24 of the option stock for each full month that expires while the optionee remains a director. In fiscal 1994, non-employee directors as a group received stock options under the Director Plan totaling 42,000 shares.

                          STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information, as of January 23, 1995, with respect to the beneficial ownership of the Common Stock of the Company by:
(a) each stockholder known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (b) each director and nominee of the Company; (c) each Executive Officer named in the Summary Compensation Table below; and (d) all directors and executive officers as a group. The number and percentage of shares beneficially owned is determined under the rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose.

                                                         BENEFICIAL
                                                         OWNERSHIP
                                                             OF     APPROXIMATE
                                                           COMMON   PERCENT OF
                NAME OF BENEFICIAL OWNER                  STOCK(1)     CLASS
                ------------------------                 ---------- -----------
Siemens Nixdorf Informationssysteme AG.................. 2,717,743     17.38%
   Otto-Hahn-Ring 6
   81739 Munich, Germany
Richard H. Lussier(2)...................................   207,814      1.33%
John S. Chen(3).........................................   148,125         *
Dr. Rudolf Bodo.........................................       -0-       N/A
Paul J. Chiapparone(4)..................................     6,000         *
Donald E. Guinn(5)......................................    48,104         *
Jack L. Hancock(6)......................................     7,000         *
Clarence W. Spangle(7)..................................    24,062         *
George D. Wells (8).....................................    17,652         *
Mitchell Mandich(9).....................................    42,921         *
Edward W. Scott, Jr.(10)................................    46,204         *
Allan D. Smirni(11).....................................    39,141         *
All directors and executive officers as a group (13
persons)(12)............................................   634,947      4.06%

- --------
 * Less than 1 percent.
(1) Each holder named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned subject to community property laws where applicable and the information contained in the footnotes to this table.
(2) Represents 187,501 and 20,313 shares subject to options granted to Mr. Lussier under the Amended 1982 Incentive Stock Option Plan and the Executive Officers Nonstatutory Stock Option Plan, respectively, which were exercisable as of January 23, 1995, or within 60 days thereafter.
(3) Represents 148,125 shares subject to options granted to Mr. Chen under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(4) Represents 6,000 shares subject to options granted to Mr. Chiapparone under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(5) Represents 5,000 shares beneficially owned by Donald E. Guinn and Darhl M. Guinn, Trustees of the Guinn 1985 Family Trust dated December 19, 1985, and 20,000 and 23,104 shares subject to options granted to Mr. Guinn under the Amended 1982 Incentive Stock Option Plan and the Directors Option Plan, respectively, which were exercisable as of January 23, 1995, or within 60 days thereafter.
(6) Includes 6,000 shares subject to options granted to Mr. Hancock under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(7) Represents 24,062 shares subject to options granted to Mr. Spangle under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.

(8) Represents 17,562 shares subject to options granted to Mr. Wells under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(9) Includes 42,770 shares subject to options granted to Mr. Mandich under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(10) Includes 43,100 shares subject to options granted to Mr. Scott under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(11) Includes 37,375 shares subject to options granted to Mr. Smirni under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(12) Includes 525,831, 20,313, and 76,729 shares subject to options granted under the Company's Amended 1982 Incentive Stock Option Plan, Executive Officers Nonstatutory Stock Option Plan and Directors' Option Plan, respectively, exercisable on January 23, 1995, or within 60 days thereafter.

SECTION 16(A) REPORTING DELINQUENCIES

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that all applicable Section 16(a) filing requirements were complied with during the fiscal year ended September 30, 1994 by its officers, directors and 10% stockholders.

              CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

  In September 1991, the Company loaned John S. Chen, President and Chief Operating Officer, the sum of $100,000. The loan was repaid in full by Mr. Chen in September 1994. The loan (i) had a term of three years, (ii) bore interest at the rate of 8.5%, (iii) provided for the payment of interest and principal at maturity, (iv) was unsecured and (v) could be prepaid any time without penalty.

  In December 1990, the Company loaned Edward W. Scott, Jr., Executive Vice President, the sum of $300,000. The loan has been forgiven in full through an agreement with the Company providing for loan forgiveness of the principal and interest based on continued employment by Mr. Scott through January 1, 1994, which was achieved. The loan (i) had a term of three years, (ii) bore interest at the rate of 9.0%, (iii) provided for the payment of interest and principal at maturity, (iv) was unsecured and (v) could be prepaid at any time without penalty.

  In 1985, the Company entered into a Convertible Subordinated and Preferred Stock Purchase Agreement (the "Nixdorf Stock Agreement") with Nixdorf Computer AG ("Nixdorf"). Under the Nixdorf Stock Agreement, Nixdorf purchased approximately 5% of the Company's Common Stock. The Nixdorf Stock Agreement also gave Nixdorf the right to purchase its pro rata share of certain equity financings of the Company as long as Nixdorf holds a minimum 5% stock interest.

  The Company and Nixdorf also entered into an OEM Agreement in 1985 (the "Nixdorf OEM Agreement"), pursuant to which the Company agreed to sell or license its current and certain future products to Nixdorf for resale or sublicense under Nixdorf's own label. In March 1990, the Company and Nixdorf agreed to extend the term of the Nixdorf OEM Agreement through March 1996. In addition, the Company and Nixdorf in 1990 entered into a Software License Agreement, under which the Company agreed to license its computer operating system software and directly related software programs.

  Also in March 1990, Nixdorf exercised its right to purchase approximately 140,000 shares of the Company's Common Stock as part of the Company's secondary public offering of its common stock, to maintain Nixdorf's pro rata equity ownership at approximately 6% of the Company's outstanding shares.

  In 1990, Nixdorf was acquired by SNI AG, which renamed Nixdorf as Siemens Nixdorf Informationssysteme AG ("SNI AG" herein). The Common Stock of the Company and the rights under the Nixdorf Stock Agreement, the Nixdorf OEM Agreement and Software License Agreement were assigned and transferred to SNI AG. In 1992, the Company and SNI AG also entered into a Master Agreement, pursuant to which the Company agreed to sell computer systems, components, spare parts and services to Siemens Nixdorf and its local country affiliates for resale under its own label.

  In August 1994, the Company entered into a Common Stock and Warrant Purchase Agreement (the "Siemens Stock Agreement") with Siemens Nixdorf Information Systems, Inc. ("SNI US"), an affiliate of SNI AG. Pursuant to the Siemens Stock Agreement, the Corporation sold SNI AG 2,000,000 shares of its Common Stock for an aggregate price of $17,250,000 and issued a warrant to SNI AG to sell up to an additional 1,330,000 shares at $10.00 per share, which warrant expires on September 30, 1995. Pursuant to the Siemens Stock Agreement, SNI AG designated one of its officers, Dr. Rudolf Bodo, to be elected as a director to the Company's Board of Directors.

  As part of the August 1994 transactions discussed above, the Company and SNI AG also expanded its cooperative agreements for high-end UNIX-based open systems by entering into a new Software and Hardware License Agreement (the "SNI AG License Agreement") and by amending the Nixdorf OEM Agreement. Under these agreements, SNI AG agreed to license the Company's enhancement of the UNIX operating system for massively parallel processing ("MPP") and received the right to purchase the related MPP hardware product.

  In fiscal 1994, the Company's sales to SNI AG totaled approximately $11,300,000, or 5.2% of the Company's revenues for that year.

  Pursuant to the Merger Agreement, upon consummation of the Merger, each holder of a then outstanding director or employee stock option, other than any such options that are held by any director of the Company or any executive officer (as that term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company that were granted (or deemed to be granted) at any time on or after the date that is six months prior to the consummation of the Merger ("Recent Insider Options"), will be entitled (whether or not such option is then exercisable) to receive in consideration of cancellation of such option (and any outstanding stock appreciation right related thereto) a cash payment from the Company in an amount equal to the difference between the price per Share each holder of Shares will receive in the Merger and the per Share exercise price of such option, multiplied by the number of Shares covered by such option. As a result, directors and executive officers of the Company will be able to exercise outstanding options (with the exception of Recent Insider Options). It is the intention of the parties to the Merger Agreement that the Recent Insider Options will be cancelled no later than six months after the Effective Date and the consideration to be paid for the cancellation of each Recent Insider Option shall be the Option Consideration multiplied by the number of shares covered by such option.

  At the request of SNI AG, Richard M. Lussier, Chief Executive Officer and Chairman of the Board of the Company, and Siemens AG have had discussions regarding a senior management position for Mr. Lussier within the Siemens group of companies. The parties expect that the principal terms of an employment agreement relating to such position could include a base salary, bonus payments, a supplemental executive retirement plan and payments pursuant to a long-term incentive plan. For a more detailed description of such employment agreement, see the Schedule 14D-9, "Additional Agreements, Arrangements and Understandings."

  At the request of SNI AG, John S. Chen, President and Chief Operating Officer of the Company, has entered into a Management Retention Agreement (the "Chen Agreement") with the Company. Terms of the Chen Agreement include serving as Chief Executive Officer of the Company, serving as a director of the Company, signing bonus, base salary, target bonus, retention bonus, payment under phantom equity or long term incentive programs and severance payments and benefits. For a more detailed description of the Chen Agreement, see the
Schedule 14D-9, "Additional Agreements, Arrangements and Understandings."

                         EXECUTIVE OFFICER COMPENSATION

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to the Company during fiscal years ended September 30, 1994, 1993 and 1992 to the Company's Chief Executive Officer and each of its four other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1994. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant SARs and, other than options, has no other long-term compensation programs.

                           SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                            ANNUAL COMPENSATION       ------------
                         -------------------------     SECURITIES   ALL OTHER
   NAME AND PRINCIPAL          SALARY      BONUS       UNDERLYING  COMPENSATION
        POSITION         YEAR   ($)         ($)       OPTIONS (#)      ($)
   ------------------    ---- --------    --------    ------------ ------------
Richard H. Lussier...... 1994 $363,463    $    -0-      156,000      $12,115(1)
 Chief Executive Officer 1993  332,116     165,900       25,000        7,306
  and Chairman of the    1992  320,413         -0-       60,000        7,219
  Board
John S. Chen............ 1994  290,779         -0-       81,000       64,427(2)
 President and Chief     1993  246,623      99,540       95,000        5,570
  Operating Officer      1992  208,068      56,175       35,000        5,321

Edward W. Scott, Jr..... 1994  224,214         -0-          -0-       73,352(3)
 Executive Vice          1993  209,997      66,360       15,000      149,701
  President              1992  215,884         -0-       15,000      143,093

Mitchell Mandich........ 1994  210,338      60,315(4)    12,500        6,836(5)
 Senior Vice President   1993  170,958(6)   15,000       75,000        3,425
                         1992                  N/A

Allan D. Smirni......... 1994  169,345         -0-        7,500        9,725(7)
 Vice President, General 1993  155,172      31,007        5,000        5,933
  Counsel                1992  148,386         -0-       13,000        6,261

- --------
(1) Represents $4,673 for a 401(k) Plan matching contribution and $7,442 for life insurance premiums.
(2) Represents $56,800 to compensate Mr. Chen for interest due on a loan in the amount of $100,000, which loan was repaid in full by Mr. Chen, plus compensation for taxes associated with such interest; $5,562 for a 401(k) Plan matching contribution and $2,065 for life insurance premiums.
(3) Represents forgiveness of principal and interest in the amount of $68,967 under a 9.0% promissory note in the original amount of $300,000 made to Mr. Scott in 1990, and $4,385 for life insurance premiums. (See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS.")
(4) Represents commission bonus.
(5) Represents $4,411 for a 401(k) Plan matching contribution and $2,425 for life insurance premiums.
(6) Includes salary for a partial year (employment date 1-18-93).
(7) Represents $5,433 for a 401(k) Plan matching contribution and $4,292 for life insurance premiums.

STOCK OPTION GRANTS AND EXERCISES

  The following table sets forth further information regarding individual grants of options during fiscal 1994 to each of the executive officers named in the Summary Compensation Table above. All such grants were made pursuant to the Company's Amended 1982 Incentive Stock Option Plan. In accordance with the rules of the SEC, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                          OPTION GRANTS IN FISCAL 1994

                                       INDIVIDUAL GRANTS
                         ---------------------------------------------
                                                                            POTENTIAL
                                                                       REALIZABLE VALUE AT
                                                                         ASSUMED ANNUAL
                         NUMBER OF                                       RATES OF STOCK
                         SECURITIES PERCENTAGE OF                      PRICE APPRECIATION
                         UNDERLYING TOTAL OPTIONS                              FOR
                          OPTIONS     GRANTED TO   EXERCISE              OPTION TERM(3)
                          GRANTED    EMPLOYEES IN   PRICE   EXPIRATION -------------------
          NAME             (#)(1)   FISCAL 1994(2)  ($/SH)     DATE     5% (5)   10% ($)
          ----           ---------- -------------- -------- ----------  ------  ----------
Richard H. Lussier......   80,000        7.16       $14.75   01/25/04  $742,096 $1,880,616
                           76,000        6.80         8.88   09/22/04   424,189  1,074,979
John S. Chen............   15,000        1.34        14.75   01/25/04   139,143    352,616
                           66,000        5.91         8.88   09/22/04   368,375    933,535
Edward W. Scott, Jr.....      -0-         N/A          N/A        N/A       N/A        N/A
Mitchell Mandich........   12,500        1.12        14.75   01/25/04   115,952    293,846
Allan D. Smirni.........    7,500        0.67        14.75   01/25/04    69,571    176,308

- --------
(1) Stock options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options generally become exercisable 25% after the first year and monthly thereafter at the rate of 1/48 of the total grant, and are fully exercisable after 4 years. Options lapse after ten years or, if earlier, 3 months after termination of employment.
(2) Based on 1,117,500 shares granted during fiscal 1994.
(3) Potential realizable values are net of exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the SEC rules. Actual realizable values, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period.

  The following table sets forth certain information concerning the exercise of stock options during fiscal 1994 by each of the executive officers named in the Summary Compensation Table above and the number and value at September 30, 1994, of unexercised options held by said individuals.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1994
                      AND SEPTEMBER 30, 1994 OPTION VALUES

                                                NUMBER OF SECURITIES     VALUE OF UNEXERCISED(1)
                           SHARES              UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                          ACQUIRED    VALUE      OPTIONS AT 9/30/94            9/30/94 ($)
                         ON EXERCISE REALIZED ------------------------- --------------------------
                             (#)      ($)(1)  EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
                         ----------- -------- ------------------------- --------------------------
Richard H. Lussier......     -0-       N/A         193,900      144,080 $      10,157 $       781
John S. Chen............     -0-       N/A         123,327      145,673        14,219       1,094
Edward W. Scott, Jr.....     -0-       N/A          41,371        1,729         6,094         469
Mitchell Mandich........     -0-       N/A          31,238       42,262           -0-         -0-
Allan D. Smirni.........     -0-       N/A          35,456        7,649         2,031         156

- --------
(1) Based on a fair market value of $8.50 per share as of September 30, 1994, the closing price of the Company's Common Stock on that date as reported by the Nasdaq National Market.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal year ended September 30, 1994, Messrs. Guinn, Spangle and Wells served as members of the Compensation Committee. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries.

  No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

  The Company has employment agreements for the following executive officers of the Company: Richard H. Lussier, John S. Chen, Kent L. Robertson, Edward W. Scott, Jr., Allan D. Smirni and William M. Wishart. The agreements cover the conditions under which termination severance and benefits will be paid by the Company. If termination is for cause, is due to death or disability or is voluntary and not related to a change in control, no severance or benefits will be paid under the agreements. If a change in control of the Company occurs as defined in the agreements, then severance and benefits will be paid as follows:
(i) for involuntary termination within 12 months after the change in control, severance equal to 200% of annual base salary and the average of annual cash bonuses paid for three years and 24 months of continued benefits; (ii) for voluntary termination within 6 months after the change in control, severance is equal to 100% of annual base salary and the average of annual cash bonuses paid for three years and 12 months of continued benefits. In the event of involuntary termination not related to a change in control, severance is equal to 100% of annual base salary and the average of annual cash bonuses paid for three years and 12 months of continued benefits will be paid. The agreements terminate upon the earlier of (i) the date that all obligations of the executive officer and the Company are satisfied, (ii) June 30, 1996 or (iii) twenty-four months after a change in control.

                        COMPENSATION COMMITTEE REPORT ON
                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE POLICY

  The Compensation Committee of the Board of Directors (the "Committee") was responsible for setting executive compensation policy and determining the compensation paid to executive officers of the Corporation. The Committee was comprised of Messrs. Guinn, Spangle and Wells, all of whom are non-employee Directors of the Company.

  The Company's executive compensation programs are designed to enable it to attract, retain and reward qualified executives while maintaining a strong and direct link between executive pay, the Company's financial performance and stockholder returns. The Committee believes that officers and other employees should have a significant stake in the Company's stock price performance under programs which link executive compensation to stockholder return. This is accomplished through the executive compensation program. There are three main components of the executive compensation program: base salaries, annual bonuses and stock-based long-term incentives.

BASE SALARIES

  The Committee believes that it is in the best interests of stockholders to manage and fix compensation costs at industry rates to enable the Company to secure qualified and talented executive officers under the rapidly changing market conditions in the high technology industry. Accordingly, base salaries for the Company's executive officers have been targeted at average rates paid by competitors to enable the Company to retain highly skilled executives and to attract others as necessary.

  Base salaries are reviewed annually with the assistance of an independent compensation consultant firm and are adjusted based on individual performance, average increases in high technology companies and general industry, and the going rate for similar positions in similar sized companies in the same geographic area. In this group of companies, the Company targets its base salaries at the median level.

  The independent compensation consultant firm provides the Company with assistance in research and survey analysis of total executive compensation for competitors and for companies with similar size and products. The compensation of the President and Chief Executive Officer is also directly related to the results of operations and the balance sheet and cash flows for the fiscal year of the Company.

  Richard H. Lussier, the Chief Executive Officer and Chairman of the Board, received a salary increase of 8.57% based on an analysis of the foregoing factors. This salary increase was effective at the beginning of fiscal year 1995. For all executive officer positions, actual base salary levels are currently at the targeted average levels of the competition.

ANNUAL BONUSES

  The Company maintains a Management Incentive Plan ("MIP") which provides executive officers and other key management employees the opportunity to earn annual cash bonuses. The MIP is intended to motivate and reward officers for the attainment of the Company's annual pretax income and revenue goals, as determined by the Committee. The total bonus compensation for the Company's executive officers has also been targeted at average rates paid by competitors. For all executive officer positions, actual total bonus compensation levels are currently at the targeted average level of the competition.

  The MIP formula begins to result in bonus payments as a percentage of each individual's target MIP award, when actual performance reaches a predetermined percentage of the preset goal. The payout percent increases in a linear fashion until 100% of the preset goals is achieved, whereupon 100% of a target MIP award would be paid. Above 100% of preset goal performance, the MIP payout percentage differs for the pretax and revenue goals. When actual pretax income exceeds the preset pretax income target, the actual MIP award paid is 100% of target plus an accelerated percentage for each 1% that actual pretax income exceeds the target. This design results in a highly leveraged total annual compensation program at the Company. It will result in above average total annual compensation in years of above-average performance, and conversely, it will result in below-average total annual compensation in years of below-average performance. The Committee believes that this pay-for-performance result is beneficial to stockholders' interests.

  The Company's fiscal 1994 performance did not exceed the minimum percentage of the goals established by the Committee. As a result, under the application of the MIP formula, no MIP bonus awards were paid.

LONG-TERM INCENTIVES

  The Committee utilizes stock options as the sole form of long-term incentives. Stock options are normally granted to executives on an annual basis each January under the Amended 1982 Incentive Stock Option Plan. The Committee believes that this program serves to link management and stockholder interests and motivate executives to make long-term decisions and investments that will serve to increase the long-term total return to stockholders. Executive officers received stock option grants during fiscal 1994 (see "Option Grants in Fiscal 1994"). The Company does not have a policy that requires or encourages the Committee to qualify stock options awarded to executive officers for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended. However, the Committee does consider the net cost to the Company in making all compensation decisions.

  Grants of stock options for all participants are not made on the basis of any formal guideline, but rather on the basis of an assessment of individual performance, the relative position of the optionee and relative contribution of the optionee. The allocation of shares granted is governed by the overall constraint of managing the available pool of shares preapproved by stockholders for options. While the grants are intended to be consistent with average competitive practice, the ultimate value received by option holders is directly linked to increases in the Company's stock price and the number of shares granted to a participant.

                     COMPENSATION COMMITTEE

                     Donald E. Guinn
                     Clarence W. Spangle
                     George D. Wells

                               PERFORMANCE GRAPH


  The stock price performance graph depicted below shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended or under the Securities Exchange Act of 1934, as amended. The stock price performance on the graph is not necessarily an indicator of future price performance.

  The graph below compares the cumulative return of Pyramid Common Stock with the cumulative total return on the Standard & Poor's 500 Composite Index and the Standard & Poor's High Technology Composite Index. The cumulative return depicted is based upon an initial investment of $100 over five years on September 30, 1989 (the last trading day of fiscal 1989), and assumes reinvestment of dividends.

                         [GRAPH APPEARS HERE]

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
                   AMONG PYRAMID, S&P 500 AND S&P HIGH TECH

                                                           S&P
Measurement period                             S&P         HIGH
(Fiscal Year Covered)           PYRAMID        500         TECH
- ---------------------           --------     --------    --------
Measurement PT -
09/89                            $ 100        $ 100       $ 100

FYE 09/90                        $ 107        $  91       $  86
FYE 09/91                        $ 107        $ 119       $ 105
FYE 09/92                        $  59        $ 132       $ 107
FYE 09/93                        $ 147        $ 149       $ 130
FYE 09/94                        $  58        $ 155       $ 151
